SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

 (Amendment No. _____)

SIGNAL GENETICS, INC.
(Name of Issuer)

          Common stock
(Title of Class of Securities)

             826640104
(CUSIP Number)

           March 11, 2015
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

       _______       Rule 13d-1(b)

             X            Rule 13d-1(c)

       _______       Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.        826640104                           13G

(1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only)
PEIERLS, E. JEFFREY [1]
(2)	Check the Appropriate Box if a Member of a Group*	(a) [ ] (b) [ ]
(3)	SEC Use Only_____________________________________________
(4)	Citizenship or Place of Organization
____N/A__________
Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 85,500 (6) Shared Voting Power 595,600 (7) Sole Dispositive Power 85,500 (8)Shared Dispositive Power 595,600

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person
681,100
(10)	Check if the Aggregate Amount in the Row (9) Excludes Certain Shares* [ ]
(11)	Percent of Class Represented by Amount in Row (9) 9.08%
(12)	Type of Reporting Person* IN

*SEE INSTRUCTION BEFORE FILLING OUT!

1 This Schedule 13G is being filed on behalf of E. Jeffrey Peierls, individually and in his capacity as the President and a Director of the Peierls Foundation, Inc. (“Foundation”); as Trustee of UD E.S. Peierls for E. F. Peierls; and as co-manager (along with Brian E. Peierls) of 75 Brian L.L.C., 75 Jeff L.L.C, Life/Brian, L.L.C., Life/Jeff L.L.C., Jen/Brian, L.L.C., Jen/Jeff, L.L.C., Bypass 1, L.L.C., Unitrust1, L.L.C.; and, as co-trustee (along with Brian E. Peierls) of UW E.S. Peierls for Brian E. Peierls and UW E.S. Peierls for E. Jeffrey Peierls.  Each of E. Jeffrey Peierls and Brian E. Peierls, as co-managers and as co-trustees may be deemed to indirectly own the securities owned by each Limited Liability Company and each Trust as well as being control persons of the Foundation.

CUSIP NO.        826640104                           13G

(1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only)
PEIERLS, BRIAN E. [1]
(2)	Check the Appropriate Box if a Member of a Group*	(a) [ ] (b) [ ]
(3)	SEC Use Only_____________________________________________
(4)	Citizenship or Place of Organization
_____N/A_________
Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 50,000 (6) Shared Voting Power 595,600 (7) Sole Dispositive Power 50,000 (8)Shared Dispositive Power 595,600

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person
645,600
(10)	Check if the Aggregate Amount in the Row (9) Excludes Certain Shares* [ ]
(11)	Percent of Class Represented by Amount in Row (9) 8.60%
(12)	Type of Reporting Person* IN

*SEE INSTRUCTION BEFORE FILLING OUT!

1 This Schedule 13G is being filed on behalf of Brian E. Peierls, individually and in his capacity as the Secretary/Treasurer of the Peierls Foundation, Inc. (“Foundation”); and as co-manager (along with E. Jeffrey Peierls) of 75 Brian L.L.C., 75 Jeff L.L.C, Life/Brian, L.L.C., Life/Jeff L.L.C., Jen/Brian, L.L.C., Jen/Jeff, L.L.C., Bypass 1, L.L.C., Unitrust1, L.L.C.; and, as co-trustee (along with E. Jeffrey Peierls) of UW E.S. Peierls for Brian E. Peierls and UW E.S. Peierls for E. Jeffrey Peierls.  Each of E. Jeffrey Peierls and Brian E. Peierls, as co-managers and as co-trustees may be deemed to indirectly own the securities owned by each Limited Liability Company and each Trust as well as being control persons of the Foundation.

Item 1.

       (a)   Name of Issuer:

SIGNAL GENETICS, INC.

       (b)   Address of Issuer's Principal Executive Offices:

5740 FLEET STREET; CARLSBAD, CA  92008

Item 2.

       (a)   Name of Person Filing:

(1)

PEIERLS, E. JEFFREY

(2)

PEIERLS, BRIAN E.

       (b)   Address of Principal Business Office or, if none, Residence

(1)

73 South Holman Way; Golden, CO  80401

(2)

7808 Harvestman Cove; Austin, TX  78731

       (c)   Citizenship or Place of Organization

(1)

N/A

(2)

N/A

       (d)   Title of Class of Securities

Common stock

       (e)   CUSIP Number

826640104

Item 3.  If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) ____	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b) ____	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c) ____	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d) ____	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8;
(e) ____	An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);
(f) ____	An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);
(g) ____	A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);
(h) ____	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j) ____	Group, in accordance with Section 240.13d-1(b)(1)(ii)(J)

Item 4.  Ownership

(a)  Amount beneficially owned:       See Item 9 of cover pages

(b)  Percent of Class:       See Item 11 of cover pages

(c)  Number of shares as to which the person has:

(i)	Sole Voting Power See Item 5 of cover pages
(ii)	Shared Voting Power See Item 6 of cover pages
(iii)	Sole Dispositive Power See Item 7 of cover pages
(iv)	Shared Dispositive Power See Item 8 of cover pages

Item 5.  Ownership of Five Percent or Less of a Class

             Not applicable

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

             Not applicable

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being
               Reported on By the Parent Holding Company.

             Not applicable

Item 8.  Identification and Classification of Members of the Group

             Not applicable

Item 9.  Notice of Dissolution of Group

             Not applicable

Item 10.  Certification

(a)   The following certification shall be included if the statement is filed pursuant to Section
        240.13d-1(b)

       By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 5 of 5 Pages

(b)   The following certification shall be included if the statement is filed pursuant to Section
        240.13d-1(c)

       By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 20, 2015 (Date)
/s/ E. Jeffrey Peierls______ E. Jeffrey Peierls

/s/ Brian E. Peierls________ Brian E. Peierls